As filed with the Securities and Exchange Commission on September 6, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CARRINGTON LABORATORIES, INC.
(Exact name of Registrant as specified in its charter)

Texas	2834	75-1435663
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert W. Schnitzius
Chief Financial Officer
Carrington Laboratories, Inc.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter A. Lodwick
Wesley P. Williams
Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, Texas 75201
Phone: (214) 969-1700
Facsimile: (214) 969-1751

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. □

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. □

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share, underlying Series D1, D2, D3, and F warrants.............	7,964,617 shares	$0.62	$4,938,063	$152

Common Stock, par value $0.01 per share, underlying debentures and Series E1 and E2 warrants...	6,705,053 shares	$0.62	$4,157,133	$128

Common Stock, par value $0.01 per share(3).............................	4,270,153 shares	$0.62	$2,647,495	$81

Total.....................................	18,939,823 shares(4)	$0.62	$11,742,691	$361

(1)

Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend, or similar transaction.

(2)

The price is estimated solely for he purpose of calculating the registration fee pursuant to Rule 457(g) and 457(c) under the Securities Act of 1933, based on the average high and low prices of the common stock as reported on the Pink Sheets on September 4, 2007, which date was within five business days of the date of this filing.

(3)

Such shares may be issued (i) to certain selling shareholders as payment of principal and interest pursuant to the terms of the debentures and (ii) as a result of adjustments by reason of certain issuances of the Registrant's common stock or other convertible securities at prices below the existing exercise or conversion prices of the outstanding warrants and debentures held by the selling shareholders or then-current market value of the Registrant's common stock.

(4)

Such shares are being registered for resale from time to time by certain selling shareholders. The number of shares of common stock included in this registration statement is based on the number of shares of common stock that the Registrant is contractually required to register.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

18,939,823 Shares
of
Common Stock

CARRINGTON LABORATORIES, INC.

This prospectus covers a total of up to 18,939,823 shares of our common stock, par value $0.01 per share, that may be offered from time to time by the selling shareholders named in this prospectus. The shares being offered by this prospectus consist of:

  Up to 6,705,053 shares issuable upon the conversion of 10% Convertible Debentures due April 26, 2010, Series E1 warrants and Series E2 warrants issued by us to the selling shareholders,;
  Up to 1,633,859 shares issuable upon the exercise of Series D1 warrants issued by us to the selling shareholders;
  Up to 3,394,930 shares issuable upon the exercise of Series D2 warrants issued by us to the selling shareholders;
  Up to 2,500,000 shares issuable upon the exercise of Series D3 warrants issued by us to the selling shareholders;
  Up to 141,601 shares issuable upon the exercise of Series F-1 warrants issued by us to the selling shareholders;
  Up to 294,227 shares issuable upon the exercise of Series F-2 warrants issued by us to the selling shareholders; and
  Up to 4,270,153 shares that may, (i) from time to time, be issued by us to the selling shareholders as payment of principal and interest pursuant to the terms of the above-described debentures and (ii) become issuable upon certain anti-dilution adjustments pursuant to the terms of the above-described debentures and warrants by reason of issuances by us of shares of our common stock or other convertible securities at prices below the then-existing conversion or exercise prices of the above described debentures and warrants or then-current market value of our common stock.

This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the above-described debentures and warrants by reason of stock splits, stock dividends, or similar events. The foregoing debentures and warrants were acquired by the selling shareholders in private placements by us that closed on April 27, 2007 and August 27, 2007.

We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their transferees, pledges, donees or successors. We will not receive any proceeds from the sale of these shares by the selling shareholders. These shares are being registered to permit the selling shareholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of the sale. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is quoted on the pink sheets under the symbol "CARN." On September 4, 2007, the last reported sale price of our common stock was $0.62 per share.

See "Risk Factors," on page 3, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2007.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

The Company

Incorporated in Texas in 1973, we are a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Our research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the Aloe vera L. plant. Our operations are comprised of three business segments: the Medical Services Division, Consumer Services Division and DelSite Biotechnologies Inc., or DelSite. We sell prescription and nonprescription medical products through our Medical Services Division and provide manufacturing services to customers in medical markets. Through our Consumer Services Division, we sell consumer and bulk raw material products and also provide product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite, our wholly-owned subsidiary, operates independently from our research and development program and is responsible for the research, development and marketing of our proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

We maintain our principal executive offices at 2001 Walnut Hill Lane, Irving, Texas 75038. Our telephone number is (972) 518-1300. Our website is located at www.carringtonlabs.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation and Stock Option, Board Governance and Nominating and Executive Committees; and our Code of Business Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

Our Strategy

Our strategy is to continue to grow as a research-based biopharmaceutical company focused on offering quality products to our customers and potential partners. Key aspects of our strategy are to:

  increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;
  increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;
  enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;
  develop and market our proprietary GelSite® polymer technology for delivery of vaccines and therapeutics;
  enter into strategic partnerships and collaboration arrangements related to our GelSite® technology; and
  continue to develop our knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics.

Recent Developments

During our August 16, 2007 earnings call, Dr. Turner, our President and Chief Executive Officer, announced his intention to recommend to our board of directors that our DelSite subsidiary be spun off to our shareholders. Any such determination to spin off DelSite would be subject to the approval of our board of directors, which approval has not yet occurred. At this time no specific plans regarding the timing or structure of such spin off have been finalized.

The Offering
Common stock offered by the selling shareholders upon conversion of 10% Convertible Debentures due April 26, 2010, Series E1 warrants and Series E2 warrants	6,705,053 shares

Common stock offered by the selling shareholders upon the exercise of Series D1 warrants	1,633,859 shares

Common stock offered by the selling shareholders upon the exercise of Series D2 warrants	3,394,930 shares

Common stock offered by the selling shareholders upon the exercise of Series D3 Warrants	2,500,000 shares

Common stock offered by the selling shareholders upon the exercise of Series F-1 warrants	141,601 shares

Common stock offered by the selling shareholders upon the exercise of Series F-2 warrants	294,227 shares

Common stock offered by the selling shareholders that may, (i) from time to time, be issued by us to the selling shareholders as payment of principal and interest pursuant to the terms of the above-described debentures and (ii) become issuable upon certain anti-dilution adjustments pursuant to the terms of the above-described debentures and warrants by reason of issuances by us of shares of our common stock or other convertible securities at prices below the then-existing conversion or exercise prices of the above described debentures and warrants or then-current market value of our common stock.

4,270,153 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling shareholders.

Pink sheets symbol	CARN

RISK FACTORS

You should carefully consider the following risk factors, in addition to those discussed elsewhere in this prospectus, in evaluating our company and our business.

Risks Related to Our Business

If we fail to obtain the capital necessary to fund our operations, we may be forced to reduce or wind-down operations.

As of August 31, 2007, we had unrestricted cash of approximately $3.4 million, which is expected to be sufficient to allow us to maintain our current and planned operations through February 2008. This does not, however, provide any reserves for outstanding obligations or anticipated wind-down expenses. Our current cash flow, together with the amounts we would receive, were we to liquidate all of our assets, after taking into account all anticipated uses of the cash, may not be sufficient to pay all amounts on or in respect of our obligations when such amounts are required to be paid.

We anticipate that we will continue to generate significant losses from operations for the foreseeable future, and that our business will require substantial additional investment that we have not yet secured. These conditions raise substantial doubt about our ability to continue as a going concern. The audit report prepared by our independent registered public accounting firm in connection with our financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.

We may have to incur obligations in the ordinary course of business that are beyond our ability to pay as such obligations mature and we may be forced to file for reorganization or liquidation under the bankruptcy or reorganization laws of an appropriate jurisdiction.

We will need to raise additional financing, which may not be available on terms acceptable to us, if at all.

We anticipate that our existing capital resources will be adequate to fund our capital and operating requirements through February 2008. Our cash requirements may vary materially from those now planned. We may need to raise additional capital to fund our future operations. We have issued securities, including senior secured convertible debentures and warrants in recent financings which may make it more difficult to raise additional capital, if necessary. There can be no assurance that additional financing will be available when needed on terms acceptable to us, or at all. If additional funds are raised by issuing equity securities, further dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders.

Moreover, raising additional funds in the future may trigger the anti-dilution provisions in our outstanding debentures and warrants resulting in further dilution to existing shareholders. Insufficient funds may prevent us from implementing our business strategy or may require us to limit our operations significantly.

Our outstanding senior secured convertible debentures are subject to mandatory prepayments at the option of the holders thereof upon certain conditions, including the occurrence of an event of default or a breach of a financial covenant, which, if exercised, will have a material adverse effect on our financial condition and our business. The debenture financial covenants require us and our subsidiaries to maintain, on a consolidated basis, an aggregate revenue during the four completed preceding fiscal quarters, as determined in accordance with generally accepted accounting principles, of at least $23.5 million with respect to quarters in 2007 and at least $25 million thereafter. Additionally, we must maintain a secured debt coverage ratio of no less than 1. Upon the occurrence of an event of default or a breach of either of these financial covenants, such prepayment obligations are exercisable by the holders of the debentures at prepayment amounts for all or a portion of the outstanding principal at 115% of such principal amount plus all accrued and unpaid interest thereon and other applicable costs and expenses.

We may not achieve or sustain profitability.

We reported net losses of $2,630,000 for the quarter ended March 31, 2007, $2,213,000 for the quarter ended June 30, 2007, $7,607,000 for the year ended December 31, 2006 and $5,336,000 for the year ended December 31, 2005. We reported nominal net income of approximately $36,000 for the year ended December 31, 2004.

We rely heavily on outside sources of funds to maintain our liquidity. Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:

  increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;
  increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;
  enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;
  develop and market our proprietary GelSite® technology;
  enter into strategic partnerships and collaboration arrangements related to our GelSite® drug delivery programs and product candidates; and
  continue to develop our preclinical product candidates and advance them to the point where they are available for strategic partnerships and collaboration arrangements.

If we are not successful in executing our business plan, we may not achieve or sustain profitability.

For the three months ended March 31, 2007 and June 30, 2007 and twelve months ended December 31, 2006 and December 31, 2005, we had operating cash flow deficits of $1.3 million, $2.6 million, $5.0 million and $3.4 million, respectively; and we had an operating cash flow of $2.4 million for the year ended December 31, 2004. We have received a report from our independent registered public accounting firm on our consolidated financial statements for our fiscal year ended December 31, 2006 in which our auditors have included explanatory paragraphs indicating that our significant net losses and working capital deficiency cast substantial doubt about our ability to continue as a going concern.

We are dependent on a limited number of customers.

A few large customers account for most of our revenue. Sales to Mannatech, Inc., a customer in the Consumer Services Division, accounted for 18.2% and 20% of our total revenue during the quarters ended June 30, 2007 and March 31, 2007, respectively. Sales to Medline Industries, Inc., a customer in the Medical Services Division, accounted for 31.4% and 39% of our total revenue during the quarters ended June 30, 2007 and March 31, 2007, respectively. For the year ended December 31, 2006, sales to Natural Alternatives International, Inc., Mannatech, Medline and Wormser Corporation accounted for approximately 13.5%, 10.3%, 26.2% and 9.8%, respectively, of our total revenue. For the year ended December 31, 2005, sales to Natural Alternatives, Mannatech, and Medline accounted for 26.6%, 6.6% and 26.6%, respectively, for our total revenue. For the year ended December 31, 2004, sales to those three customers accounted for approximately 44.8%, 1.9% and 22.6%, respectively, of our total revenue. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account, alone or in the aggregate, for a high percentage of our net revenues. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on our financial position and results of operations. For instance, in 2006, combined sales to Natural Alternatives and Mannatech decreased approximately $2.65 million, or 28.5% from their 2005 levels and in 2005, combined sales to these two customers decreased approximately $5.12 million, or 35.5%, from their 2004 levels. On January 25, 2007, we executed a three-year Supply and Trademark Licensing Agreement with Mannatech. The agreement calls for minimum purchase quantities from Mannatech at fixed price levels. We anticipate 2007 sales to Mannatech under this agreement to be above the minimum levels required by the agreement but, due to inconsistency in the size and timing of Mannatech's orders, are uncertain as to by how much sales to Mannatech will exceed the contractual minimums. Presently, we are uncertain as to the future levels of sales, if any, to Wormser. A further significant decrease in orders from Wormser would have a material adverse impact on our revenues and net income, as well as our ability to fund our continuing operations from cash flow.

We may be subject to product liability exposure.

We have recently been, and could in the future be, subject to product liability claims in connection with the use of products that we and our licensees are currently manufacturing, testing or selling or that we and any licensees may manufacture, test or sell in the future. We may not have sufficient resources to satisfy any liability resulting from these claims or be able to have our customers indemnify or insure us against such claims. We currently carry product liability insurance in the amount of $10,000,000, but such coverage may not be adequate in terms and scope to protect us against material adverse effects in the event of a successful product liability claim.

We will need significant additional funds for future research and development.

Our research and development expenses for the years ended December 31, 2006, 2005, and 2004 were $5,760,000, $5,796,000 and $4,737,000, respectively. Given our current level of cash reserves and low rate of revenue generation, we may not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements or research grants, none of which may be available on terms acceptable to us or at all.

We will need significant funding to pursue our overall product development plans. In general, our products under development will require significant, time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We have substantial indebtedness and may be unable to generate the cash flow to service our debt obligations.

We have substantial indebtedness, and under certain circumstances, we may become further indebted. This much debt could pose substantial risks to our business. Our business may not generate sufficient cash flow, and we may be unable to service our indebtedness or to make anticipated capital expenditures. Our ability to meet our expenses and debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.

We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

We are subject to regulation by numerous governmental authorities in the United States and other countries. The commercialization of certain of our proposed products will require approvals from the Food and Drug Administration, or the FDA, and comparable regulatory agencies in most foreign countries. To obtain such approvals, the safety and efficacy of the products must be demonstrated through extensive preclinical testing and human clinical trials. The safety or efficacy of a product, to the extent demonstrated in preclinical testing, may not be pertinent to the development of, or indicative of the safety or efficacy of, a product for the human market. In addition, the results of clinical trials of a product may not be consistent with results obtained in preclinical tests. Furthermore, there is no assurance that any product will be shown to be safe and effective or that regulatory approval for any product will be obtained on a timely basis, if at all.

Certain of our proposed products will require governmental approval or licensing prior to commercial use. Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for some of our products is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a product, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the product's market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our or our licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude us and any of our licensees from marketing our products, or could limit the commercial use of the products, and thereby have a material adverse effect on our liquidity and financial condition.

We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than we do, could adversely affect our results of operations.

The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than we have. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than we to develop, refine, manufacture and market products which have application to the same indications as we are exploring. We understand that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market, certain products that will compete in markets associated with products we currently have under development. We compete against many companies that sell products which are competitive with our products, with many of our competitors using very aggressive marketing efforts. Many of our competitors are substantially larger than we are in terms of sales and distribution networks and have substantially greater financial and other resources. Our ability to compete against these companies will depend in part on the expansion of the marketing network for our products.

The breadth, validity and enforceability of patents we have obtained cannot be predicted.

We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of the our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. Also, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements or our agreements may be deemed unenforceable. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We are dependent on key personnel and the loss of any of these individuals could have a material adverse effect on our operations.

Our success depends in large part upon our ability to attract and retain highly qualified scientific, manufacturing, marketing and management personnel. We believe that we employ highly qualified personnel in all these areas. However, we face competition for such personnel from other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining the requisite personnel.

Risks Related to Our Private Placement of Senior Secured Convertible Debentures and Warrants

Substantial leverage and debt service obligations may adversely affect our cash flows.

In connection with the sale of our senior secured convertible debentures in April 2007 and August 2007, we incurred new indebtedness of $8.0 million. As a result of this indebtedness, our principal and interest payment obligations increased substantially. The degree to which we are leveraged could, among other things:

  require us to dedicate a substantial portion of our future cash flows from operations and other capital resources to debt service, especially if we are unable to make payments of principal and interest in common stock, due to, among other things, failure to satisfy the equity conditions that must be met to enable us to do so;
  make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;
  make it more difficult for us to be acquired;
  make us more vulnerable to industry downturns and competitive pressures; and
  limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We could be required to make substantial cash payments upon an event of default, a failure to meet certain financial covenants or a change of control under our senior secured convertible debentures and related warrants, and, because the debentures are secured, holders of the debentures could take action against our assets upon an event of default.

Our senior secured convertible debentures provide for events of default including, among others, payment defaults, cross-defaults, breaches of any representation, warranty or covenant that is not cured within the proper time periods, failure to perform certain required activities in a timely manner, our common stock no longer being listed on an eligible market, the effectiveness of the registration statement of which this prospectus is a part lapses beyond a specified period and certain bankruptcy-type events involving us or any significant subsidiary. Upon an event of default, the holders of the debentures may elect to require us to repurchase all or any portion of the outstanding principal amount of the debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest.

Our senior secured convertible debentures also provide that we maintain a Trailing Twelve Month Revenue of at least $23.5 million with respect to fiscal quarters in 2007 and at least $25 million thereafter and a secured debt coverage ratio of no less than one. If we fail to meet these covenants, the holders of the debentures may elect to require us to repurchase all or any portion of the outstanding principal amount of the debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest on five business days notice.

In addition, under the terms of the debentures and warrants, upon a change of control of our company, (i) the holders of the debentures may elect to require us to purchase the debentures for the greater of (a) 120% of the outstanding principal amount plus any accrued and unpaid interest and (b) the black scholes value of the remaining unconverted portion of each debenture and (ii) the holders of the warrants may elect to require us to purchase the warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each warrant.

If an event of default or change of control occurs or we fail to meet the financial covenants, our available cash could be seriously depleted and our ability to fund operations could be materially harmed. Furthermore, because the debentures are secured, if an event of default occurs, the holders of the debentures may take action against our assets (including the stock of our subsidiaries) under the terms of a Security Agreement.

We are responsible for having the resale of shares of common stock underlying the senior secured convertible debentures and warrants issued in our 2007 private placement registered with the SEC within defined time periods and will incur liquidated damages if the shares are not registered with the SEC within those defined time periods.

Pursuant to our agreement with the investors in our 2007 private placement, we were obligated to (i) file a registration statement covering the resale of the common stock underlying the securities issued in the private placement with the SEC within 10 days following the second closing that occurred on August 27, 2007, (ii) use our best efforts to cause the registration statement to be declared effective within 60 days following the second closing of the private placement (or 90 days from the second closing if our registration statement is reviewed by the SEC or 120 days from the second closing if the SEC does not permit us to register the shares underlying the debentures and warrants on Form S-3 because the SEC believes that such sale does not constitute a valid secondary offering under Rule 415 promulgated under the Securities Act ) and (iii) use our best efforts to keep the registration statement effective until the earlier of (x) the fifth anniversary of the effective date of the registration statement, (y) the date all of the securities covered by the registration statement have been publicly sold and (z) the date all of the securities covered by the registration statement may be sold without restriction under SEC Rule 144(k).

If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of 1.5% of the aggregate purchase price paid by the investors in the private placement for the initial occurrence of such failure and 1.5% of such amount for each subsequent 30 day period the failure continues (pro rated for any partial period). Any such payments could materially affect our ability to fund operations.

The agreements governing the senior secured convertible debentures and related warrants contain various covenants and restrictions which may limit our ability to operate our business.

The agreements governing the senior secured convertible debentures and related warrants contain various covenants and restrictions, including, among others:

  until the one year anniversary of the effective date, the obligation that we offer to the holders the opportunity to participate in subsequent securities offerings (up to 50% of such offerings), subject to certain exceptions for, among other things, the issuance of up to 1.5 million shares of common stock in connection with a strategic relationship; and
  for so long as the debentures are outstanding, the obligation that we not incur any indebtedness that is senior to, or on parity with, the debentures in right of payment, subject to limited exceptions for existing debt facilities, purchase money indebtedness and capital lease obligations.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

Risks Related to Our Common Stock

We expect that our common stock will be delisted from NASDAQ, which limits the market for our common stock and could adversely affect the ability of our stockholders to resell our common stock.

NASDAQ has informed us of its intent to delist our common stock for failure to maintain certain listing requirements and has suspended trading of our shares through the NASDAQ Capital Market. Shares of our common stock are presently traded on the "Pink Sheets." The stock may be less liquid and more volatile as a result, and it may be more difficult to raise new operating funds in the public market. Further, the ability of our stockholders to obtain liquidity and consistent market prices for our shares will likely be significantly impaired.

In addition, after such delisting, our common stock may constitute "penny stock" (as defined in Rule 3a51-1 promulgated under the Exchange Act) if it fails to meet certain criteria set forth in such Rule. Various practice requirements are imposed on broker-dealers who sell "penny stocks" to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which could further affect the liquidity of the common stock.

The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.

Many factors could cause the market price of our common stock to rise and fall, including the following:

  variations in our quarterly results;
  announcements of technological innovations by us or by our competitors;
  introductions of new products or new pricing policies by us or by our competitors;
  acquisitions or strategic alliances by us or by our competitors;
  recruitment or departure of key personnel;
  the gain or loss of significant orders;
  the gain or loss of significant customers;
  changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and
  market conditions in our industry, the industries of our customers, and the economy as a whole.

Since our initial public offering in 1983, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. Announcements of a positive or negative nature regarding technical innovations, new commercial products, regulatory approvals, patent or proprietary rights or other developments concerning us or our competitors could have a significant impact on the market price of our common stock.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock, including shares we are required to issue upon adjustment of the conversion price of our outstanding senior secured convertible debentures or the exercise price of our outstanding warrants, which could have an adverse effect on our stock price.

Future issuances of additional shares of common stock, including those issued pursuant to the conversion or exercise of some or all of our senior secured convertible debentures and warrants will dilute the ownership interests of our shareholders. If we sell common stock or common stock equivalents at a price per share that is below the then-applicable conversion price of our senior secured convertible debentures, and/or below the then-applicable exercise price of certain of our outstanding warrants, then the conversion price or exercise price, as the case may be, of such securities may adjust downward and, as a result, the amount of shares of common stock issuable upon conversion or exercise of such securities would increase. As a result of the foregoing, we may be required to issue more shares of common stock than previously anticipated which would result in the dilution of our existing shareholders. Future sales of shares of our common stock by existing shareholders, or by shareholders who receive shares of our common stock through the exercise of options or warrants, the conversion of preferred stock or otherwise, could have an adverse effect on the price of our common stock.

Sales of substantial amounts of common stock in the public market could reduce the market price of our common stock and make it more difficult for us and our shareholders to sell our equity securities in the future.

A substantial number of shares of our common stock are registered for resale in connection with the issuance of the senior secured debentures and warrants. Resale of a significant number of these shares into the public market, when registered, could depress the trading price of our common stock and make it more difficult for our shareholders to sell equity securities in the future. In addition, to the extent other restricted shares become freely available for sale, whether through an effective registration statement or under Rule 144 of the Securities Act of 1933, as amended, or if we issue additional shares that might be or become freely available for sale, our stock price could decrease.

We do not pay cash dividends.

We have not paid any cash dividends on our common stock since our initial public offering in 1983 and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

Certain provisions of Texas law, our restated articles of incorporation and our bylaws could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

Our restated articles of incorporation and the Texas Business Corporation Act contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. These include provisions limiting the shareholders' powers to remove directors or take action by written consent instead of at a shareholders' meeting. Our restated articles of incorporation also authorizes our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Our bylaws also include provisions that divide our directors into three classes that are elected for staggered three-year terms and that establish advance notice procedures with respect to submissions by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. Texas law also imposes conditions on certain business combination transactions with "interested shareholders."

We have also adopted a shareholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

We may be required to issue more shares of common stock upon adjustment of the conversion price of our outstanding senior secured convertible debentures or the exercise price of our outstanding warrants, resulting in dilution of our existing shareholders.

The conversion or exercise of some or all of our senior secured convertible debentures and warrants will dilute the ownership interests of our shareholders. If we sell common stock or common stock equivalents at a price per share that is below the then-applicable conversion price of our senior secured convertible debentures, and/or below the then-applicable exercise price of certain of our outstanding warrants, then the conversion price or exercise price, as the case may be, of such securities may adjust downward and, as a result, the amount of shares of common stock issuable upon conversion or exercise of such securities would increase. As a result of the foregoing, we may be required to issue more shares of common stock than previously anticipated which would result in the dilution of our existing shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors," which include, but are not limited to, the following:

  our inability to achieve profitability;
  the spin off of our DelSite subsidiary;
  our dependence on a limited number of customers;
  the competitive nature of the pharmaceutical industry;
  our inability to protect our intellectual property;
  our inability to obtain the funds needed to carry out large-scale clinical trials and other research and development projects;
  the possibility that the results of our clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested;
  our inability to obtain the required approvals of new products from the appropriate government agencies;
  the condition, capacity and adequacy of our manufacturing and laboratory facilities and equipment;
  the adequacy of our cash resources and cash flow from operations to finance our current operations;
  our ability to initiate, continue or complete clinical and other research programs;
  our ability to enter into licensing agreements;
  our ability to develop and market new products and increase sales of existing products;
  our ability to reach satisfactory resolutions of our disputes with third parties;
  our ability to comply with all the covenants in our transaction documents with the selling shareholders;
  our ability to collect the amounts owed to us by our distributors, customers and other third parties;
  our ability to use tax loss carryforwards before they expire;
  the possibility that new products may not meet with adequate customer acceptance;
  our inability to obtain financing when needed;
  our inability to obtain adequate supplies of Aloe vera L. leaves when needed or to purchase them at costs that will allow our products to be price-competitive; and
  our inability to sell all of certain products that we have purchased or are obligated to purchase from certain suppliers.

USE OF PROCEEDS

We will not receive any of the proceeds from sales of shares of common stock by the selling shareholders.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are issuable upon conversion of the senior secured convertible debentures, upon exercise of the warrants and acquired by the selling shareholders as payment of principal and interest pursuant to the terms of the senior secured convertible debentures. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the senior secured convertible debentures and the warrants and our relationship with Dawson James Securities, Inc., the selling shareholders have not had any material relationship with us within the past three years.

The table on the following page lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the senior secured convertible debentures and warrants, as of September 6, 2007, assuming conversion of all senior secured convertible debentures and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of registration rights agreements with certain of the selling shareholders, this prospectus generally covers the resale of at least 130% of the sum of (i) the number of shares of common stock issuable upon conversion of the senior secured convertible debentures as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The excess 30% is included in the third column. Because the conversion price of the senior secured convertible debentures and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the senior secured convertible debentures and the warrants, a selling shareholder may not convert the senior secured convertible debentures or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the senior secured convertible debentures which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."
Name of Selling Shareholder	Number of Shares Owned Prior to Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(2)	Number of Shares Owned After Offering(1)(2)
CAMHZN Master LDC(3)	444,807	578,249	-
CAMOFI Master LDC(3)	3,113,652	4,047,748	-
Castlerigg Master Investments Ltd.(4)	4,448,076	5,782,499	-
Dawson James Securities, Inc.(5)	115,968	115,968	-
Iroquois Master Fund Ltd.	2,668,846	3,469,500	-
Rockmore Investment Master Fund Ltd. (6)	3,558,461	4,625,999	-
Richard Aulicino (7)	29,193	29,193	-
William Fox (7)	3,000	3,000	-
Thomas Hands (7)	3,000	3,000	-
Douglas Kaiser (7)	23,500	23,500	-
Robert D. Keyser, Jr (7)	23,500	23,500	-
Albert Poliak (7)	23,500	23,500	-
Brandon Ross (7)	181,620	181,620	-
Frank Salvatore (7)	23,500	23,500	-
David Weinstein (7)	9,047	9,047	-

__________________

(1)

Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. Except as otherwise indicated, the numbers and percentages shown include the shares of common stock actually owned as of September 6, 2007.

(2)	We have no assurance that the selling shareholders will sell any of the securities being registered hereby.
(3)	Richard Smithline has sole voting and dispositive power over such shares.
(4)

Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investment Ltd. ("Castlerigg") and has shared voting and dispositive power over the securities owned by Castlerigg. Sandell Asset Management Corp. and Thomas E. Sandell, its sole shareholder, disclaim beneficial ownership of the securities owned by Castlerigg.

(5)	Dawson James Securities, Inc. is a broker-dealer who acquired its warrants as compensation for serving as a placement agent in the 2007 private placement.
(6)

Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 6, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Rockmore Master Fund.

(7)	This individual is an employee of Dawson James Securities, Inc.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the senior convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the senior convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders (or their pledges, donees, transferees or successors in interest) may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on the Nasdaq Capital Market or on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  through the writing of options, whether such options are listed on an options exchange or otherwise;
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales;
  sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus;
  through distributions to creditors and equity holders of the selling shareholders;
  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling shareholders may also enter into option or other transactions with broker dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the securities purchase agreement, estimated to be $34,361 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against losses, claims, damages and liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any untrue or omitted information furnished to us in writing by the selling shareholder specifically for use in this prospectus, in accordance with the securities purchase agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Dallas, Texas.

EXPERTS

The financial statements of Carrington Laboratories, Inc. as of and for the year ended December 31, 2006, and the related financial statement schedule are incorporated in this prospectus by reference from the Annual Report on Form 10-K of Carrington Laboratories, Inc. has been audited by Weaver and Tidwell, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The financial statements of Carrington Laboratories, Inc. as of December 31, 2005 and for the years ended December 31, 2005 and 2004, and the related financial statement schedule are incorporated in this prospectus by reference from the Annual Report on Form 10-K of Carrington Laboratories, Inc. for the year ended December 31, 2006 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC, allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  Annual Report on Form 10-K for the year ended December 31, 2006;
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;
  Current Reports on Form 8-K filed January 31, 2007, February 16, 2007, February 27, 2007, April 2, 2007, April 30, 2007, May 15, 2007, May 22, 2007, May 25, 2007, June 15, 2007, June 25, 2007, July 19, 2007, August 16, 2007, August 17, 2007 and August 28, 2007;
  Preliminary Proxy Statement on Schedule 14A filed May 9, 2007 and Definitive Proxy Statements on Schedule 14A filed April 19, 2007 and June 9, 2007; and
  The description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description; and
  The description of our preferred share purchase rights contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038, telephone (972) 518-1300. You may also visit our website at www.carringtonlabs.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.

Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We have not authorized any person to give any
information or to make any representation not contained
in this prospectus, and, if given or made, such information
or representation must not be relied upon as having been
authorized by or on behalf of us. This prospectus does not
constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction
or to any person to whom it is unlawful to make such offer
or solicitation. The information in this prospectus is
current as of its date. Neither the delivery of this
prospectus nor any sale made hereunder shall, under any
circumstances, imply that there has been no change in the
affairs of our company or that the information contained
in this prospectus is correct as of any subsequent date.

___________

18,939,823 Shares

of

Common Stock

Carrington Laboratories, Inc.

_____________

PROSPECTUS

_____________

..............., 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. We are paying all of the selling shareholders' expenses related to this offering, except that the selling shareholders will pay any applicable broker's commissions and expenses. All of the amounts shown are estimates except for the registration fee:

Amount to be Paid
SEC Registration Fee	$ 361
Accountants' Fees and Expenses	9,000
Legal Fees and Expenses	20,000
Printing and Engraving Expenses	3,000
Miscellaneous Fees	2,000
Total	$ 34,361

Item 14.  Indemnification of Directors and Officers.

We are a Texas corporation. Article 2.02-1 of the Texas Business Corporation Act permits (and in certain circumstances requires) Texas corporations, such as us, to indemnify directors and officers thereof under certain conditions and subject to certain limitations. Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act authorizes Texas corporations, such as us, to eliminate or limit, pursuant to a provision in their articles of incorporation, the liability of directors thereof to the corporation and its shareholders for certain acts or omissions in the director's capacity as a director, subject to certain limitations.

Reference is made to Article Fifteen of our Restated Articles of Incorporation, which are filed as Exhibit 3.1 hereto, that eliminates the liability of our directors for monetary damages for certain acts or omissions, subject to certain limitations.

Reference is made to Article Nine of our Bylaws, which are filed as Exhibit 3.4 hereto, that provides for indemnification of our directors and officers, subject to certain limitations.

We maintain a directors' and officers' liability insurance policy insuring our directors and officers against certain liabilities and expenses incurred by them in their capacities as such and insuring us, under certain circumstances, in the event that indemnification payments are made by us to such directors and officers.

The foregoing summaries are necessarily subject to the complete text of the statutes, Restated Articles of Incorporation, Bylaws, insurance policy and agreement referred to above and are qualified in their entirety by reference thereto.

Item 15.  Recent Sales of Unregistered Securities

On April 25, 2007, we entered into a Securities Purchase Agreement with Rockmore Investment Master Fund Ltd., CAMOFI Master LDC, CAMHZN Master LDC, Iroquois Master Fund Ltd. and Castlerigg Master Investments Ltd. in connection with the private placement of senior secured convertible debentures and warrants to purchase the our common stock. The first tranche in the amount of $4,378,741 closed on April 27, 2007 and the second tranche of $3,621,259 closed on August 27, 2007. At the closing of the first tranche we issued senior secured convertible debentures in the aggregate principal amount of $4,378,741, with a conversion price of $2.01 per share, and warrants to purchase 1,633,859 shares of common stock at an exercise price of $2.01 per share and warrants to purchase 1,351,216 shares of common stock (adjusted to 3,394,930 shares at the second closing) at an exercise price of $2.01 per share (adjusted to $0.80 per share at the second closing). At the closing of the second tranche we issued senior secured convertible debentures in the aggregate principal amount of $3,621,259, with a conversion price of $0.80 per share and warrants to purchase 2,500,000 shares of common stock at an exercise price of $0.80 per share. These securities were issued in a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated hereunder.

On December 20, 2005, we, Swiss-American and G. Scott Vogel agreed to resolve all claims among them regarding a lawsuit styled Swiss-American Products, Inc. v. G. Scott Vogel and Carrington Laboratories Inc., and entered into a settlement agreement that provided for, among other things: (i) the cash payment by us to Swiss-American of $400,000, (ii) the issuance by us of a promissory note in favor of Swiss-American with an original principal balance of $400,000 and (iii) the issuance by us to Swiss-American of a Series C Common Stock Purchase Warrant to purchase a total of 200,000 shares of common stock. The sale of the note and issuance of the Series C Common Stock Purchase Warrant were made pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder.

On November 18, 2005, we entered into a Note and Warrant Purchase Agreement with John L. Strauss, The Fitzgerald Trust dated March 8, 1994, Joe Menefee, Billcor Investment, Ltd., Diane Wilson, Joan Jones, Don Nelson, Bobby Cheney, Sam N. Wilson, Sam N. Wilson Jr., Jim Beightol and Dolores Beightol, Pat Healy, Ray Nixon, The Baron and Darlene Cass Family Foundation, Prime Petroleum Profit Sharing Trust and Sands Money Purchase Pension Plan (collectively, the "Investors"). Under the Purchase Agreement, the Investors loaned us a total of $5 million in exchange for (i) promissory notes in favor of the Investors with a total principal balance of $5.0 million, (ii) Series A Common Stock Purchase Warrants to purchase a total of 2,500,000 shares of our common with an exercise price per share equal to $5.00 and (iii) Series B Common Stock Purchase Warrants to purchase a total of 2,500,000 shares of our common stock, with an exercise price of $10.00 per share. The sale of the notes and issuance of the Series A and B Common Stock Purchase Warrants were made pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Item 16.  Exhibits and Financial Statement Schedules.

The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Registration Statement.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on September 6, 2007.

CARRINGTON LABORATORIES, INC.

By: /s/ Carlton E. Turner Carlton E. Turner President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Carlton E. Turner and Robert W. Schnitzius and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Carlton E. Turner Carlton E. Turner, Ph.D., D.Sc.	President, Chief Executive Officer and Director (Principal Executive Officer)	September 6, 2007

/s/ Robert W. Schnitzius Robert W. Schnitzius	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 6, 2007
/s/ R. Dale Bowerman R. Dale Bowerman	Director	September 6, 2007
/s/ George DeMott George DeMott	Director	September 6, 2007
/s/ Alex McPherson Alex McPherson, M.D., Ph.D.	Director	September 6, 2007
/s/ Thomas J. Marquez Thomas J. Marquez	Director	September 6, 2007
/s/ Edwin Meese, III Edwin Meese, III	Director	September 6, 2007

INDEX TO EXHIBITS

Exhibit

3.1	-	Restated Articles of Incorporation of Carrington Laboratories, Inc. (incorporated by reference to Exhibit 3.1 to Carrington's 1999 Annual Report on Form 10-K).
3.2	*	Amendment No. 1 to Restated Articles of Incorporation of Carrington Laboratories, Inc.
3.3	-	Statement of Change of Registered Office and Registered Agent of Carrington Laboratories, Inc. (incorporated by reference to Exhibit 3.2 to Carrington's 1999 Annual Report on Form 10-K).
3.4	-	Bylaws of Carrington Laboratories, Inc., as amended through March 3, 1998 (incorporated herein by reference to Exhibit 3.8 to Carrington's 1997 Annual Report on Form 10-K).
4.1	-

Form of certificate for Common Stock of Carrington Laboratories, Inc. (incorporated herein by reference to Exhibit 4.5 to Carrington's Registration Statement on Form S-3 (No. 33-57360) filed with the Securities and Exchange Commission on January 25, 1993).

4.2	-

Amended and Restated Rights Agreement dated October 15, 2001, between Carrington Laboratories, Inc. and American Stock Transfer & Trust Company, as successor Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A/A Post-Effective Amendment No. 2).

4.3	-

Amendment No. 1 to the Amended and Restated Rights Agreement, dated effective as of December 17, 2003, between Carrington Laboratories, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A/A Post-Effective Amendment No. 3).

4.4	-

Form of Promissory Note and Warrant Purchase Agreement by and among Carrington Laboratories, Inc. and investors named therein, dated November 18, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 22, 2005).

4.5	-	Form of 6% Subordinated Promissory Note due November 18, 2009 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 22, 2005).
4.6	-	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed November 22, 2005).
4.7	-	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed November 22, 2005).
4.8	-	Settlement Agreement and Mutual Release of all Claims (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 22, 2005).
4.9	-

6% Subordinated Promissory Note due December 20, 2009 in principal amount of $400,000 issued by Carrington Laboratories, Inc. to Swiss-American Products, Inc. on December 20, 2005 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 22, 2005).

4.10	-

Series C Common Stock Purchase Warrant for 200,000 shares, issued by Carrington Laboratories, Inc. to Swiss-American Products, Inc., dated December 20, 2005 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed December 22, 2005).

4.11	-	Form of Senior Secured Convertible Debenture due April 26, 2010 dated April 27, 2007 (incorporated herein by reference to Exhibit 10.2 to Carrington's Current Report on Form 8-K filed April 30, 2007)
4.12	-

Form of Senior Secured Convertible Debenture due April 26, 2010 dated August 23, 2007 (incorporated herein by reference to Exhibit 10.2 to Carrington's Current Report on Form 8-K filed August 28, 2007)

4.13	-	Form of Series D1 Warrant (incorporated herein by reference to Exhibit 10.4 to Carrington's Current Report on Form 8-K filed April 30, 2007)
4.14	-	Form of Amended and Restated Series D2 Warrant (incorporated herein by reference to Exhibit 10.5 to Carrington's Current Report on Form 8-K filed August 28, 2007)
4.15	-	Form of Series D3 Warrant (incorporated herein by reference to Exhibit 10.4 to Carrington's Current Report on Form 8-K filed August 28, 2007)
4.16	-	Form of Series E1 Warrant (incorporated herein by reference to Exhibit 10.6 to Carrington's Current Report on Form 8-K filed April 30, 2007)
4.17	-	Form of Series E2 Warrant (incorporated herein by reference to Exhibit 10.5 to Carrington's Current Report on Form 8-K filed August 28, 2007)
4.18	*	Form of Series F Warrant dated April 26, 2007
4.19	*	Form of Series F Warrant dated August 27, 2007
5.1	*	Opinion of Thompson & Knight L.L.P.
10.1	-	Employee Stock Purchase Plan of Carrington Laboratories, Inc, as amended through June 15, 1995 (incorporated by reference to Exhibit 10.9 to Carrington's 1999 Annual Report on Form 10-K)
10.2	-

Non-exclusive Sales and Distribution Agreement dated August 22, 1995 between Innovative Technologies Limited and Carrington Laboratories, Inc. (incorporated herein by reference to Exhibit 10.6 to Carrington's Third Quarter 1995 Report on Form 10-Q)

10.3	-

Supplemental Agreement dated October 16, 1995 to Non-exclusive Sales and Distribution Agreement Between Innovative Technologies Limited and Carrington Laboratories, Inc. (incorporated herein by reference to Exhibit 10.7 to Carrington's Third Quarter 1995 Report on Form 10-Q)

10.4	-

Distributor and License Agreement dated November 3, 2000 between Carrington Laboratories, Inc. and Medline Industries, Inc. (incorporated by reference to Exhibit 10.1 to Carrington's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

10.5	-

Supply Agreement dated November 3, 2000 between Carrington Laboratories, Inc. and Medline Industries, Inc. (incorporated by reference to Exhibit 10.2 to Carrington's Quarterly Report on Form 10-Q for the quarter ended September 30

10.6	-	Lease Agreement dated January 22, 2001 between Plazamercia, Inc and Carrington Laboratories, Inc. (incorporated by reference to Exhibit 10.84 to Carrington's 2000 Annual Report on Form 10-K)
10.7	-

Employee Stock Purchase Plan of Carrington Laboratories, Inc., as amended through may 17, 2001
(Incorporated by reference to Exhibit 10.1 to Carrington's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.8	-

1995 Stock Option Plan of Carrington Laboratories, Inc., as Amended and Restated Effective January 15, 1998 and further amended through May 17, 2001 (incorporated by reference to Exhibit 10.2 to Carrington's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.9	-

Amendment to Distributor and License Agreement and Supply Agreement between Carrington Laboratories, Inc, and Medline Industries, Inc. (incorporated by reference to Exhibit 10.1, filed on Carrington's Form 8-K on April 22, 2004).

10.10	-

2004 Stock Option Plan of Carrington Laboratories, Inc., (incorporated by reference to Exhibit 4.1 to Carrington's Form S-8 Registration Statement (No. 333-118303) filed with the SEC on August 17, 2004).

10.11	-

Employee Stock Purchase Plan as amended through May 20, 2004 of Carrington Laboratories Inc. (incorporated by reference to Exhibit 4.1 to Carrington's Form S-8 Registration Statement (No. 333-118304) filed with the SEC on August 17, 2005).

10.12	-

Certificate of Pledge between Sabila Industrial, S.A., a Costa Rica Corporation and wholly-owned subsidiary of Carrington Laboratories, Inc., and Banco Credito Agricola de Cartago dated August 6, 2004 (incorporated by reference to Exhibit 10.1 to Carrington's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.13	-

Manufacturing Agreement between Sabila Industrial, S.A., a Costa Rica Corporation and wholly-owned subsidiary of Carrington Laboratories, Inc., and Miradent Products of Costa Rica, S.A., dated January 21, 2005 (incorporated by reference to Exhibit 10.34 to Carrington's Form 10-K as filed with the SEC on March 28, 2005).

10.14	-

Purchase and Sale Agreement dated October 20, 2005, between Carrington and Rainier Capital Management, L.P. (incorporated by reference to Exhibit 99.3 to Carrington's Form 8-K as filed with the SEC on December 29, 2005).

10.15	-

Promissory Note and Warrant Purchase Agreement dated November 18, 2005 between Carrington Laboratories, Inc. and several investors (incorporated by reference to Exhibit 10.1 to Carrington's Form 8-K as filed with the SEC on November 22, 2005)

10.16	-

Placement Agent Agreement dated October 7, 2005, between Carrington and Stonewall Securities, Inc. (incorporated by reference to Exhibit 10.2 to Carrington's Form 8-K as filed with the SEC on November 22, 2005).

10.17	-

Amendment to Placement Agent Agreement effective October 7, 2005, between Carrington and Stonewall Securities, Inc. (incorporated by reference to Exhibit 10.3 to Carrington's Form 8-K as filed with the SEC on November 22, 2005)

10.18	-

Settlement Agreement and Mutual Release of All Claims dated as of December 20, 2005, by and among Swiss American Products, Inc., G Scott Vogel and Carrington (incorporated by reference to Exhibit 10.1 as filed with SEC on Carrington's Form 8-K n December 22, 2005)

10.19	-

Master Lease Agreement among Busby Family Trust and the Juice Trust (Landlords ) and Carrington (Tenant) (incorporated by reference to Exhibit 99.2 to Carrington's Form 8-K as filed with the SEC on December 29, 2005).

10.20	-

First Amendment to Purchase and Sale Agreement dated November 21, 2005 between Carrington and Ranier Capital Management, L.P. (incorporated by reference to Exhibit 99.4 to Carrington's Form 8-KI as filed with the SEC on December 29, 2005)

10.21	-

Employee Stock Purchase Plan of Carrington Laboratories, Inc., Amendment NO. 2 dated December 29, 2005 and effective as of January 1, 2006 (incorporated by reference to Exhibit 10.35 to Carrington's Form 10-K as filed with the SEC on March 31, 2006).

10.22	-

Trademark License and Supply Agreement dated January 25, 2007, between Carrington Laboratories, Inc., and Mannatech, Incorporated (incorporated by reference to Exhibit 99.1 to Carrington's Form 8-K as filed with the SEC on January 31, 2007).

10.23	-	On February 12, 2007, Sabila Industrial, S.A., a wholly-owned subsidiary of Carrington Laboratories, Inc., entered into a revolving credit facility with Banco Nacional de Costa Rica.
16.1	-

Letter of Grant Thornton LLP dated March 30, 2006, addressed to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 the Company's Current Report on Form 8-K filed March 30, 2006).

21.1	-	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of the Company's 2006 Annual Report on Form 10-K)
23.1	*	Consent of Grant Thornton LLP
23.2	*	Consent of Weaver and Tidwell, LLP
23.3	*	Consent of Thompson & Knight LLP (included in their opinion filed in Exhibit 5.1)
24.1	-	Powers of attorney (included on the signature page hereof)

   *     Filed herewith